UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-04721

                                          001-04721-01

SPRINT COMMUNICATIONS, INC.1

SPRINT CAPITAL CORPORATION1

(Exact name of registrant as specified in its charter)

6200 Sprint Parkway

Overland Park, Kansas 66251

(800) 829-0965

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.875% Notes due November 15, 2028 of Sprint Capital Corporation

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 94

[1]

Sprint Communications, Inc. (formerly known as Sprint Nextel Corporation) (“Old Sprint”) is the guarantor of the 6.875% Notes due November 15, 2028 (the “Notes”) of Sprint Capital Corporation (“Sprint Capital”), which is a wholly-owned subsidiary of Old Sprint. On July 10, 2013, Old Sprint completed its merger (the “Merger”) with Starburst III, Inc. (“Merger Sub”), a wholly owned, indirect subsidiary of Sprint Corporation (formerly known as Starburst II, Inc.) (“New Sprint”), as contemplated by the Merger Agreement (the “Merger Agreement”), dated as of October 15, 2012, among Old Sprint, SoftBank Corp., Starburst I, Inc., New Sprint and Merger Sub, as amended. The Merger constituted a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934 (the “Exchange Act”). This Form 15 relates solely to the reporting obligations under the Exchange Act of Old Sprint, which is now a wholly-owned, direct subsidiary of New Sprint, as guarantor of the Notes and Sprint Capital as issuer of the Notes and does not affect the reporting obligations under the Exchange Act of New Sprint, which is the successor registrant to Old Sprint.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of Sprint Communications, Inc. and Sprint Capital Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 8, 2013	SPRINT COMMUNICATIONS, INC.

	By:	/s/ Timothy P. O’Grady
	Name:	Timothy P. O’Grady
	Title:	Vice President, Legal and Assistant Secretary

Date: August 8, 2013	SPRINT CAPITAL CORPORATION

	By:	/s/ Timothy P. O’Grady
	Name:	Timothy P. O’Grady
	Title:	Vice President and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.